BILL BARRETT CORPORATION

1099 18TH STREET, SUITE 2300

DENVER, COLORADO 80202

July 7, 2015

VIA EDGAR

H. Roger Schwall

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bill Barrett Corporation

Registration Statement on Form S-3

File No. 333-205230

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bill Barrett Corporation (the “Issuer”) and the subsidiaries identified as Subsidiary Guarantor Registrants on the facing page of the above referenced Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-205230 (such subsidiaries together with the Issuer, the “Registrants”), hereby request acceleration of the effective date of the above referenced Registration Statement to July 9, 2015 at 1:00 p.m., Eastern time, or as soon as practicable thereafter.

The Registrants hereby acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall

July 7, 2015

Signature Page

If you have any questions, please call the undersigned at (303) 293-9100.

Very truly yours, Bill Barrett Corporation

By:	/s/ Kenneth A. Wonstolen
Kenneth A. Wonstolen Senior Vice President—General Counsel and Corporate Secretary

cc:     Christine B. LaFollette, Akin Gump Strauss Hauer & Feld, LLP.